UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of February 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


FIDELITY INTERNATIONAL LIMITED



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


COMPANY NAMED IN BOX 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




BROWN BROTHERS HARRIMN LTD LUX (FIL)                            55,085,646

JP MORGAN, BOURNEMOUTH (FISL)                                    1,611,925

BANK OF NEW YORK BRUSSELS (FPM)                                  1,131,800

BANKERS TRUST LONDON (FPM)                                         397,600

CITIBANK LONDON (FPM)                                              368,300

CLYDESDALE BANK PLC (FPM)                                           89,200

JP MORGAN BOURNEMOUTH (FPM)                                      5,056,917

MELLON BANK (FPM)                                                  777,900

MIDLAND SECURITIES SERVICES (FPM)                                  199,500

NORTHERN TRUST LONDON (FPM)                                      1,932,474

STATE STREET BK AND TR CO LNDN (FPM)                               507,700

TOTAL                                                           67,158,962



FIL = Fidelity International Limited
FISL = Fidelity Investment Services Limited
FPM = Fidelity Pension Management



5. Number of shares / amount of stock acquired


UNKNOWN



6. Percentage of issued class


UNKNOWN





7. Number of shares / amount of stock disposed


-



8. Percentage of issued class


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT NOTIFIED



11. Date company informed


02 FEBRUARY 2005



12. Total holding following this notification


67,158,962



13. Total percentage holding of issued class following this notification


7%



14. Any additional information


SHAREHOLDER NAMED IN BOX 2 ABOVE PREVIOUSLY REPORTED A NOTIFIABLE INTEREST OF 6.02% IN THE ISSUED SHARE CAPITAL OF THE COMPANY ON 28 OCTOBER 2004



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


02 FEBRUARY 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 02 February 2005                      By   ____/s/ Luke Thomas____

                                                    (Signature)*